Mail Stop 3561

July 20, 2006

Via U.S. Mail

Angeliki Frangou
Chief Executive Officer
Navios Maritime Holdings Inc.
85 Akti Miouli Street
Piraeus, Greece 18538

Re: Navios Maritime Holdings Inc.
Amendment No. 5 to Registration Statement on Form F-1
Filed on July 12, 2006
File No. 333-129382

Dear Ms. Frangou,

We have reviewed your Amendment No. 5 to Registration Statement on Form F-1 filed on July 12, 2006 and have the following additional comments.

Form F-1

Prospectus Summary, page 1

1. It is unclear whether you reached a new agreement with the warrant holders to reduce the exercise price from $5.00 to $4.10 per share or if the price was adjusted pursuant to the terms of an existing agreement, such as the Warrant Agreement between International Shipping Enterprises and Continental Stock & Transfer Company. Please clarify and ensure that the disclosure in your next amendment discusses the material terms of any such agreement.

2. In addition, we note the final sentence of the first paragraph of this section. As a follow-up to the comment above, please describe how the share issuance was structured to "comply with securities laws."

3. We note your 6-K filed on June 14, 2006. Please revise to disclose in this section your intent to build a South American logistics business. As we note that you will acquire and

build assets, if material, please also disclose your estimated expenditures related to this project.

Note 14. Subsequent Events, page F-17

4. Please explain in Note 14 why the exercise price of the warrants was reduced from $5.00 to $4.10 in connection with the exercise transaction. Also, explain in Note 14 the accounting treatment that was used for the reduction in the exercise price of the warrants. If no accounting recognition was given to the reduction in the exercise price, please explain why.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Heather Tress at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3454 with any other questions.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile
        Kenneth Koch (Mintz Levin)